Company Press Release
SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS THIRD QUARTER RESULTS

MIGDAL HA'EMEK, Israel, November 7, 2003 - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports third quarter revenues and earnings.

Revenues for the third quarter were $2,510,000, compared to $1,981,000 recorded in the third quarter a year ago. Net income for the third quarter of 2003 was $276,000, compared with net income of $5,000 for the third quarter a year ago. Revenues for the nine months period ended September 30, 2003 were $6,590,000, compared to $6,238,000 in the same period a year ago. Net income for the nine months period ended September 30, 2003 was $507,000, compared to $41,000 in the same period a year ago.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:        ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

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2003, Q3 CONSOLIDATED STATEMENTS OF OPERATIONS          NINE MONTHS ENDED          THREE MONTHS ENDED        YEAR ENDED
                                                           SEPTEMBER 30,               SEPTEMBER 30,         DECEMBER 31,
                                                         2003          2002          2003          2002          2002
                                                         ----          ----          ----          ----          ----
                                                                                CONSOLIDATED
                                                                         -------------------------
                                                                         U.S. DOLLARS IN THOUSANDS
                                                                         -------------------------
REVENUES                                                 6,590         6,238         2,510         1,981         7,907
COST OF REVENUES                                         3,241         2,892         1,267           879         4,045
                                                        ------        ------        ------        ------        ------

GROSS PROFIT                                             3,349         3,346         1,243         1,102         3,862
                                                        ------        ------        ------        ------        ------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                           1,038         1,312           349           380         1,664
LESS-GRANTS RECEIVED                                      (331)         (339)         (111)         (123)         (459)
                                                        ------        ------        ------        ------        ------
NET RESEARCH AND DEVELOPMENT COSTS                         707           973           238           257         1,205

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET        2,028         2,264           680           806         3,011
TOTAL OPERATING COSTS                                    2,735         3,237           918         1,063         4,216
                                                        ------        ------        ------        ------        ------

OPERATING INCOME (LOSS)                                    614           109           325            39          (354)
FINANCING EXPENSES, NET                                    (29)         (185)          (21)          (70)         (154)
OTHER INCOME (EXPENSES), NET                                (2)            2             -            (1)            4
                                                        ------        ------        ------        ------        ------
INCOME (LOSS) BEFORE TAXES ON INCOME                       583           (74)          304           (32)         (504)
TAXES ON INCOME, NET                                       (76)          115           (28)           37           303
                                                        ------        ------        ------        ------        ------

NET INCOME (LOSS)                                          507            41           276             5          (201)
                                                        ======        ======        ======        ======        ======

EARNINGS (LOSS) PER ORDINARY SHARE, BASIC - IN
   U.S. DOLLARS                                           0.18          0.01          0.10         0.002         (0.07)
                                                        ======        ======        ======        ======        ======

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING BASIC - IN THOUSANDS                       2,795         2,835         2,795         2,835         2,795
                                                        ======        ======        ======        ======        ======

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2003, Q3 CONSOLIDATED BALANCE SHEETS                                              SEPTEMBER 30,            DECEMBER 31,
                                                                                2003           2002           2002
                                                                                ----           ----           ----
                                                                                           CONSOLIDATED
                                                                                    -------------------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                                    -------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       1,544          1,363          1,548
Short-term bank deposits                                                        1,027          1,012          1,096
Accounts receivable:
Trade                                                                           2,267          1,620          1,439
Other                                                                             452            586            437
Inventories                                                                     2,052          2,603          2,276
                                                                              -------        -------        -------
TOTAL CURRENT ASSETS                                                            7,342          7,184          6,796
                                                                              -------        -------        -------

LONG-TERM ASSETS
Deferred income taxes                                                             237            220            279
Investment in Held Company                                                      1,218          1,218          1,218
Long-term balances                                                                 22             23             23
                                                                              -------        -------        -------
                                                                                1,477          1,461          1,520
                                                                              -------        -------        -------

PROPERTY AND EQUIPMENT
Cost                                                                            3,332          3,418          3,347
Less - accumulated depreciation                                                 2,073          1,727          1,782
                                                                              -------        -------        -------
                                                                                1,259          1,691          1,565
                                                                              -------        -------        -------

                                                                               10,078         10,336          9,881
                                                                              =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                                           1,666          1,253          1,266
Accounts payable and accruals:
Trade                                                                           1,152            353            612
Other                                                                             983            840            761
                                                                              -------        -------        -------
TOTAL CURRENT LIABILITIES                                                       3,801          2,446          2,639
                                                                              -------        -------        -------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                                          -          1,653          1,348
Accrued severance pay, net                                                        135            360            259
                                                                              -------        -------        -------
TOTAL LONG-TERM LIABILITIES                                                       135          2,013          1,607
                                                                              -------        -------        -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 September 30, 2003 - 2,795,201, September 30, 2002- 2,795,201
 Dec 31, 2002 - 2,795,201)                                                          9              9              9
 Treasury stock (September 30, 2003-24,801, September 30, 2002 - 24,801,
 Dec 31, 2002 - 24,801)                                                          (346)          (346)          (346)
 Proceeds from issuance of stock options                                            1              1              1
 Share premium                                                                  5,530          5,530          5,530
 Capital reserve                                                                   28             28             28
 Retained earnings                                                                920            655            413
                                                                              -------        -------        -------
                                                                                6,142          5,877          5,635
                                                                              -------        -------        -------

                                                                               10,078         10,336          9,881
                                                                              =======        =======        =======

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